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ANNUAL AUDITED REPORT
FORM X-17A-5
PART II

SEC FILE NUMBER
8- 39947

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Bank of Canada Financial Inc.

OFFICIAL USE ONLY
22698
FIRM I.D. NO.

SEC Mail Processing Section

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 East 55th Street
(No. and Street)

DEC 29 2008

Washington, DC
111

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr Alain Legris (514) 879-5380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE
(Name – *if individual, state last, first, middle name*)

1 Place Ville Marie, Suite 3000	Montreal	Province of Quebec, Canada	H3B 4T9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 16 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alain Legris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Bank of Canada Financial Inc., as of October 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice-President and Chief Financial Officer

Title

COMMISSAIRE À L'ASSERMENTATION
SANDRA ROUX
#171 198
POUR LES DISTRICTS JUDICIAIRES LONGUEUIL ET DE MONTRÉAL

exp 11 Sept 09

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARY

(formerly National Banc Financial Inc. and Subsidiary)

(SEC I.D. No. 8-39947)

Consolidated balance sheet as at October 31, 2008 and independent auditors' report and supplemental report on internal control

Filed pursuant to Rule 17a-5(e)(3) under the *Securities Exchange Act of 1934 as a public document*

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARY
Table of Contents

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

Independent auditors' report

To the Stockholder of
National Bank of Canada Financial Inc.

We have audited the accompanying consolidated balance sheet of National Bank of Canada Financial Inc. and subsidiary (the "Company") as of October 31, 2008 that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of National Bank of Canada Financial Inc. and subsidiary at October 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP [1]

December 5, 2008

[1] Chartered accountant auditor permit No. 8845

NATIONAL BANK OF CANADA FINANCIAL INC. AND SUBSIDIARY

Consolidated Balance Sheet

As of October 31, 2008
(in U.S. dollars)

	2008
	$
Assets	
Cash and cash equivalents	110,999,731
Cash deposits with clearing brokers	200,000
Securities owned (Note 12)	359,822,756
Available-for-sale securities	19,476
Amounts receivable from clients (Note 3)	7,176,163
Amounts receivable from brokers and dealers (Notes 3 and 4)	25,032,841
Amounts receivable from related parties (Note 4)	27,742,797
Amounts receivable - other	4,004,490
Senior note receivable (Note 5)	219,758
Subordinated note receivable (Note 5)	167,497
Furniture, equipment and leasehold improvements (Note 6)	564,213
Deferred income taxes (Note 7)	17,478,443
Other deposits (Note 8)	1,144,036
Other assets	351,308
	554,923,509
Liabilities	
Amounts payable to clients (Note 3)	5,064,875
Amounts payable to brokers and dealers (Note 3 and 4)	28,216,338
Amounts payable to related parties (Note 4)	172,856,948
Securities sold short (Note 12)	27,360,668
Amounts payable - other	16,262,466
Income taxes payable	1,890,018
	251,651,313
Minority interest	9,087,567
Preferred capital stock issued by a subsidiary	12,405,823
	21,493,390
Commitments (Note 8)	
Stockholder's equity	
Common stock, par value $0.01 per share:	
3,000 shares authorized	
1,000 issued and outstanding	10
Additional paid-in capital	343,494,089
Accumulated deficit	(61,710,170)
Accumulated other comprehensive loss	(5,123)
	281,778,806
	554,923,509

See notes to the consolidated financial statements

(in U.S. dollars)

1. Description of Business

National Bank of Canada Financial Inc. (the "Company") is a corporation based in Delaware and a registered broker-dealer under the *Securities Exchange Act of 1934* as well as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in agency transactions with institutional clients and brokers and proprietary trading on active financial markets. The Company is ultimately wholly-owned by National Bank of Canada.

2. Significant Accounting Policies

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*, ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2008. The Company is currently analyzing the potential impact, if any, of adopting FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. SFAS No. 157 nullifies the guidance provided by the Emerging Issues Task Force on Issue 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* ("EITF 02-3") that prohibits recognition of day one gains or losses on derivative transactions where model inputs that significantly impact valuation are not observable. In addition, SFAS No. 157 prohibits the use of block discounts for large positions of unrestricted financial instruments that trade in an active market and requires an issuer to consider changes in its own credit spreads when determining the fair value of its liabilities. SFAS No. 157 is effective for the Company's fiscal year beginning November 1, 2008, with earlier adoption permitted. The provisions of SFAS No. 157 are to be applied prospectively, except that the provisions related to block discounts and existing derivative financial instruments measured under EITF 02-3 are to be applied as a one-time cumulative effect adjustment to opening retained earnings in the year of the adoption.

In February 2007 the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, including an amendment of FASB Statement No. 115. This statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. The Company is currently evaluating the potential impact of adopting SFAS No. 159 on its consolidated financial statements.

(in U.S. dollars)

2. Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

In December 2007, the FASB issued Statement SFAS 141 (Revised 2007), *Business Combinations*. SFAS No. 141R retains the underlying concepts of SFAS No. 141 in that business combinations are still accounted for at fair value. However, the accounting for certain other aspects of business combinations will be affected. Acquisition costs will generally be expensed as incurred. Restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date. In-process research and development will be recorded at fair value as an indefinite-lived intangible at the acquisition date until it is completed or abandoned and its useful life can be determined. Changes in deferred tax asset valuation allowances and uncertain tax positions after the acquisition date will generally impact income tax expense. SFAS No. 141R also expands required disclosures surrounding the nature and financial effects of business combinations. SFAS No. 141R is effective, on a prospective basis, for the Company in the first quarter of fiscal 2010.

In December 2007, the FASB issued Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. This statement is effective for the Company's fiscal year beginning November 1, 2009. This statement amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, by establishing financial statement presentation and disclosure requirements for reporting noncontrolling ownership interests. SFAS No. 160 also establishes consistent accounting methods for changes in ownership interest and for the valuation of retained noncontrolling investments upon deconsolidation. The Company is currently evaluating the impact of the adoption of SFAS No. 160 on its consolidated financial statements.

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. This Statement is effective for the Company's fiscal year beginning November 1, 2009. This statement amends the disclosure requirements of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, by requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and gains and losses on derivative instruments, and disclosures about credit-risk related contingent features in derivative agreements. SFAS No. 161 does not require any new derivative or hedging measurements. The Company is currently evaluating the impact of the adoption of SFAS No. 161 on its consolidated financial statements.

In May 2008, the FASB issued Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. SFAS No. 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect that this standard will have a material impact on its results of operations, financial position or cash flows.

Principles of Consolidation

The accompanying consolidated financial statements primarily include the results of operations of the Company and NBF Securities (USA) Corp. ("USA Corp."), a registered broker-dealer under the *Securities Exchange Act of 1934* owned at 77.16%. All material intercompany balances and transactions have been eliminated upon consolidation.

2. Significant Accounting Policies (continued)

Principles of Consolidation (continued)

The Company files a non-consolidated statement of financial condition with the FINRA for its Part II Focus filing purposes. Accordingly, the accounts of USA Corp. are not included in the Focus report filed with the FINRA. The assets, liabilities and stockholders' equity of USA Corp. as of October 31, 2008 are as follows:

	2008
	$
Total Assets	**34,148,762**
Total Liabilities	**2,301,592**
Stockholders ' equity	**31,847,170**

The parent company of the Company is National Bank of Canada Financial Group Inc. (formerly National Banc Financial Group Inc.).

Basis of Accounting

Customer securities transactions are recorded on a settlement date basis, with related revenue and expenses recorded on a trade date basis.

Proprietary securities transactions in regular way trades are recorded on trade date as if they had been settled. Profit and loss arising from securities transactions are recorded on a trade date basis. The company follows accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less.

Securities Owned and Sold Short

Securities owned and securities sold short are recorded at market value. Market value is determined according to market prices for listed shares, fixed income securities and listed derivative instruments, which are essentially futures contracts. The valuation of the over-the-counter fixed income securities is subject to, among others, security liquidity, the extent of the bid-ask spread, and the current return. Changes in the market value are reflected in the consolidated statement of earnings in the period in which they occur.

Available-for-Sale Securities

Available-for-sale securities have been recognized at fair value. Unrealized gains and losses related to available-for-sale securities are recognized, net of income taxes in Accumulated Other Comprehensive Loss. In the event of disposal, the realized gains or losses, determined on an average cost basis, are reclassified to *Administrative and service fees* in the Consolidated Statement of Earnings. Dividend and interest income are recorded in *Interest Income* in the Consolidated Statement of Earnings.

2. Significant Accounting Policies (continued)

Available-for-Sale Securities (continued)

Available-for-sale securities are measured periodically to determine whether there is objective evidence of impairment. When making this valuation, the Company takes into account the duration and the materially of the impairment in relation to its cost or amortized cost, the financial condition and prospects of the issuer as well as the Company's ability and intent to hold the investment until it recovers its fair value. For available-for-sale securities, if there is objective evidence of impairment and that the decline in fair value below its cost or amortized cost is other than temporary, the accumulated loss previously recorded in Other Comprehensive Income (Loss) is reclassified to *Administrative and service fees* in the Consolidated Statement of Earnings.

Securities Borrowed or Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, securities, letters of credit, or other collateral with the lender. With respect to securities loaned, it is the policy of the Company to receive collateral in the form of cash, securities or other collateral in an amount equal to or in excess of the market value of securities loaned. Securities borrowed and loaned are due on demand and are subject to a three-day recall. Interest earned or paid is included in the statement of earnings.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the straight-line method and the following annual periods:

Furniture and communication equipment	5 years
Computer equipment and software	2 or 3 years
Leasehold improvements	Lesser of terms of leases or estimated useful life

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recognized based on the expected tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax value, using the income tax rates in effect for the years in which the difference will reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates. Revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates.

2. Significant Accounting Policies (continued)

Derivative Financial Instruments

Derivative financial instruments represent interest rate futures, interest rate swaps and equity and bond options, which are recognized in the balance sheet at market value. Quoted market prices are used as the basis to determine the fair market value of derivatives held for trading. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, quoted prices of instruments with similar characteristics or discounted cash flows. The resulting gains and losses are recognized in earnings during the period in which they occur.

Use of Estimates

The preparation of its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Amounts Receivable From or Payable to Clients and Brokers and Dealers

The Company monitors the credit standing of each of the customers and counterparts with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a company ultimately under common control.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

(in U.S. dollars)

4. Related Party Transactions

At the end of the year, amounts receivable from and payable to related parties are as follows:

	October 31, 2008
	$
Ultimate parent company	
Amounts receivable	1,771,875
Amounts payable	9,403
Amounts payable to related parties bearing interest at LIBOR plus 0.25% and payable on demand	167,190,539
NBFI	
Amounts receivable	23,908,964
Amounts receivable from brokers and dealers	448,996
Amounts payable to brokers and dealers	27,590,732
Amounts payable	3,395,652
Parent company	
Amounts receivable	2,061,958
NBF International Holdings Inc.	
Amounts payable	272,088
NBF Private Equity Holdings Inc.	
Amounts payable	1,946,776
Other related parties	
Amounts payable	42,490

(in U.S. dollars)

5. Senior and Subordinated Notes Receivable

The senior and subordinated notes receivable have been recorded at cost less any principal repayments.

The conditions of these instruments are as follows:

	Maturity	Interest rate	Estimated fair value
			$
Senior note receivable	October 6, 2011	Greater of 7.4% or prime plus 1%, up to a maximum of 9.4% per annum	224,963
Subordinated note receivable	October 6, 2011	6.5%	181,352

Estimated fair value is calculated based on net present value of cash flows.

Subject to the applicable regulation of FINRA, the Borrower shall pay a percentage of its net income on an annual basis to the Company, as payment of the unpaid principal of the senior note calculated as per the terms of the senior note agreement.

All claims of the Company to principal, interest and any other amounts at any time owed under the subordinated note agreement are subordinated in right of payment to the prior payment in full of all other of the borrower's indebtedness.

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

	2008
	$
Furniture and fixtures	2,316,850
Computer equipment	1,681,160
Leasehold improvements	9,070,388
Communication equipment	180,532
Computer software	498,983
Other	125,560
	13,873,473
Accumulated depreciation	(13,309,260)
	564,213

(in U.S. dollars)

7. Income Taxes

The Company is included in the consolidated federal income tax return filed by the parent company; however, the consolidated federal income tax return does not include its subsidiary. The Company is included in a combined state income tax return with the parent company and certain other subsidiaries of the parent company. Federal, state and local taxes have been provided for in these consolidated financial statements based on separate entity income at the effective income tax rate of the Company. Income taxes payable includes an intercompany payable of $1,605,050 for the portion of taxes that would be incurred if it had filed a standalone tax return.

Deferred income taxes are recognized for the tax consequences, in future years, of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

As at October 31, 2008, the Company had recorded net deferred tax assets of $17,478,443, which includes a valuation allowance of $5,892,000, primarily attributable to operating losses. The company has foreign tax credits of $5,144,867 which have been offset by valuation allowance of $5,144,867.

The net operating loss of the current year may be carried forward for ten years in the state of California, and for twenty years in the state of New York, as well as for federal taxation purposes. Federal net operating loss carry forward benefits begin to expire in the years 2020 through 2028.

8. Commitments

As at October 31, 2008, the Company is committed under operating leases for office facilities and computer equipment. The future commitments are as follows for the years ending October 31:

	2008
	$
2009	4,959,805
2010	4,167,264
2011	3,280,419
2012	3,373,959
2013	3,373,959
Thereafter	3,923,075
Total minimum lease payments	**23,078,481**

The Company has segregated cash deposits in the bank to fully collaterize the obligations under two of its office leases. Rental deposits of $260,000 for a domestic lease and of $884,036 for a foreign lease were included in other deposits in the consolidated balance sheet as at October 31, 2008.

(in U.S. dollars)

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at October 31, 2008, the Company had net capital, as defined, of $189,781,034, which was $189,531,034 in excess of its minimum net capital of $250,000.

10. Contingencies

Under a risk participation agreement, the Company guarantees the principal amount of all outstanding advances under a revolving credit facility of a third party to a maximum of $17,063.

The Company has been named as a defendant in legal matters. In the opinion of management, the ultimate resolution of such matters will not have a materially adverse effect on the Company's consolidated financial statements.

11. Financial Instruments and Risk Management

Fair Value

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts approximating fair value.

(in U.S. dollars)

12. Financial Instruments and Risk Management (continued)

Position risk

The position risk of the Company corresponds to the risk that fluctuations in the prices of securities and in interest rates result in losses. The risk related to the fluctuation in the prices of securities represents the loss the Company might incur due to changes in the fair value of a given instrument. Interest rate risk corresponds to the possible effect of fluctuations in interest rates on the Company's earnings and the return on stockholders' equity. The Company protects itself against these risks through hedging techniques, futures contracts, interest rate swaps and market exposure limits.

The nature of the securities owned and sold short is as follows:

	Securities owned	Securities sold short
	$	**$**
Stock	**358,959,224**	**27,114,103**
Options	**838,407**	**83,528**
Future	**25,125**	**163,037**
	359,822,756	**27,360,668**

Credit risk and credit risk concentration

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the Company. The Company attempts to limit credit risk by dealing with counterparties it deems creditworthy, setting limits to transactions with counterparties, requiring adequate and satisfactory guarantees, ensuring compliance with master netting agreements and monitoring daily credit risks and guarantees.

Credit risk concentration arises when the Company grants loans to a single debtor or group of debtors with similar characteristics such that a change in economic or other circumstances could have the same impact on their ability to honour their obligations. The Company's greatest concentration of counterparty risk includes dealers and institutional clients. This concentration arises in the normal course of the Company's business and management does not believe it to be unusual.

As at October 31, 2008, the Company's greatest concentration of credit risk is from a position taken for its own account as assets held for trading, which amounted to $13,474,884.

NATIONAL BANK OF CANADA FINANCIAL INC.
AND SUBSIDIARY

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the *Securities Exchange Act of 1934*

As of October 31, 2008

As the Company does not carry any customer securities accounts, an exemption under Section (k)(2)(i) is claimed.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

National Bank of Canada Financial Inc.

In planning and performing our audit of the consolidated financial statements of National Bank of Canada Financial Inc. (the "Company") as of and for the year ended October 31, 2008 (on which we issued our report dated December 5, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP [1]

December 5, 2008

[1] Chartered accountant auditor permit No. 8845

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